Exhibit 99.1

Catalyst reports Q2 results

RICHMOND, BC, July 28, 2015 /CNW/ - Catalyst Paper (TSX:CYT)  today reported second quarter financial results, which were negatively impacted by a number of significant, one-time events.  Despite these events, operational initiatives are tracking well, positioning the company to deliver significantly improved results.

Adjusted earnings before tax, depreciation and amortization (EBITDA) was negative $19.2 million, and adjusted EBITDA before specific items was positive $9.7 million, compared to adjusted EBITDA of $14.0 million and adjusted EBITDA before restructuring costs and specific items of $14.6 million in the first quarter of 2015.

The company recorded a net loss of $32.4 million and a net loss before specific items of $13.8 million in Q2, compared to net earnings of $22.2 million, and a net loss before specific items of $12.6 million in the previous quarter.

Significant one-time items that negatively impacted operating results in the quarter included a recovery boiler upgrade at the Rumford mill, the cost and production impact of an oxygen plant outage at the Crofton mill, market curtailments at the Port Alberni, Powell River and Rumford mills, restructuring costs related to training and staffing changes resulting from the Powell River revitalization initiative, and legal fees associated with addressing the countervailing duty petition filed against Catalyst.

"Without the impact of these major one-time items, our results reflect a continued focus on performance improvement, led  by our Canadian operations which have benefited from earlier implementation of operational excellence strategies," said Joe Nemeth, President & Chief Executive Officer. "We anticipate that with the majority of our U.S. investments and integration costs behind us, our U.S. operations will follow the Canadian template for performance improvement. These investments, combined with our product mix improvements, and seasonally stronger sales in the third and fourth quarters, positions the company to deliver significantly improved financial results in the second half of 2015."

Reconciliation To Q2 2015 Adjusted EBITDA Before Specific Items

Q2 2015
Adjusted EBITDA	$(19.2)
Specific items
Rumford recovery boiler upgrade	11.0
Crofton oxygen plant outage	4.4
Market curtailment	11.7
Restructuring costs	0.7
Professional fees on countervailing action	1.1
Total specific items	28.9
Adjusted EBITDA before specific items	$9.7

Quarter Highlights

Catalyst completed a $16.0 million investment upgrading the Rumford mill's Recovery Boiler C on time and on budget, replacing the 35-year-old generating bank. As the Rumford mill is exposed to significant seasonal energy cost fluctuations, the upgrade is a major building block to improve energy efficiency, reduce costs and increase seasonal electricity sales.

In Canada, the Powell River Revitalization Program is tracking ahead of plan on its goal to deliver a step change in its cost competitiveness. The learnings of the Revitalization Program will be rolled out to the U.S. divisions in the second half of 2015, with the same objective of realizing step change performance improvement. The Crofton pulp mill, excluding the impact of the oxygen plant related outage, ran well and continues to achieve new productivity targets.

Challenging market conditions resulted in curtailments being taken concurrent with maintenance shutdowns at the Powell River and Port Alberni mills in Canada, and the Rumford mill in the U.S. The curtailments resulted in production losses of approximately 7,200 tonnes of uncoated paper at Powell River, approximately 13,600 tonnes of directory and coated groundwood paper at Port Alberni, and approximately 24,700 tonnes of coated groundwood, coated freesheet and coated one-sided specialty paper at Rumford.

Production was also impacted by an outage at the Crofton mill, which was caused by mechanical failure in the oxygen plant, resulting in lost production of approximately 8,800 tonnes of newsprint and 8,700 tonnes of pulp

Selected Financial Information

		2015				2014
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$937.7	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(34.3)	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	29.1	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA [1]	(5.2)	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
- before restructuring costs [1]	(3.9)	(18.5)	14.6	48.1	7.3	8.0	7.1	25.7
- before specific items	24.3	9.7	14.6	48.1	7.3	8.0	7.1	25.7
Net earnings (loss)	(10.2)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
- before specific items [1]	(26.4)	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin [1]	(0.6%)	(4.2%)	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
- before restructuring costs [1]	(0.4%)	(4.0%)	3.0%	4.3%	2.6%	2.9%	2.5%	9.4%
- before specific items	2.6%	2.1%	3.0%	4.3%	2.6%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
- basic and diluted	$(0.70)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
- before specific items [1]	(1.82)	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45
(In thousands of tonnes)
Sales	1,021.6	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production	1,033.0	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8

Market Conditions

Market conditions remained challenging in the second quarter. Pricing and demand for newsprint and directory continued to decline due to oversupply from all regions.  Printing and writing paper markets were also challenging as the traditional seasonal slowdown affected demand. In addition, the strong U.S. dollar has resulted in increased imports from Europe and Asia. On a positive note, pulp pricing and demand remained relatively stable through the quarter as maintenance downtimes helped to keep global supply and demand in check.

Imposition of Countervailing Duties

The U.S. Department of Commerce (DOC) issued its Preliminary Determination today to impose countervailing duties on Canadian imports of supercalendered paper (SC paper) from Catalyst Paper and three other Canadian SC paper producers, including Port Hawkesbury Paper, Resolute Forest Products and Irving Paper. The DOC refused to examine each paper company individually in its investigation. Catalyst was assigned an "all-others" countervailing duty rate of 11.19%, an average rate of the two companies for whom individual investigations were conducted – Port Hawkesbury Paper and Resolute Forest Products.

Catalyst is reviewing DOC's Preliminary Determination and its potential financial implications on its operations. Having said that, Catalyst rejects the DOC's premise that the company has received subsidies from the Canadian federal and provincial governments, and will be seeking an expedited review by the DOC after the agency issues its Final Countervailing Duty Order in December 2015.

Outlook

For the second half of 2015, we expect that seasonally strong sales demand, reduced maintenance and integration costs, and the substantial investments made in the preceding two quarters in value-adding projects, positions us to achieve significantly improved results.

Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements: that certain events, such as the recovery boiler upgrade at the Rumford mill, the cost and production impact of an oxygen plant outage at the Crofton mill, market curtailments at the Port Alberni, Powell River and Rumford mills, the cost and production impact of an unplanned oxygen plant outage at the Crofton mill, the recovery boiler upgrade at the Rumford mill, restructuring costs related to training and staffing changes resulting from the Powell River revitalization initiative, and legal fees associated with addressing the countervailing duty petition filed against Catalyst, are one-time events; that operational initiatives, reduced maintenance and integration costs and substantial investments made in the preceding two quarters are positioning the company to deliver significantly improved results in the second half of 2015; that the majority of our U.S. investments and integration costs are behind the company and that the company's U.S. operations will follow the Canadian template for performance improvement; that certain investments, combined with product mix improvements and seasonally stronger sales in the third and fourth quarters will position the company to delivery significantly improved financial results in the second half of 2015; that the upgrade to the Rumford mill's Recovery Boiler C will be a major building block to improve energy efficiencyandreduce costs through seasonal electricity sales; and that the company will be seeking an expedited review by the DOC after such agency issues its Final Countervailing Duty Order in December 2015, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended June 30, 2015, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014

CO: Catalyst Paper Corporation

CNW 01:04e 29-JUL-15